UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously reported, on May 16, 2022, Procaps Group, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), entered into a Stock Purchase Agreement (the “SPA”) with AI Global Investments (Netherlands) PCC Limited, a protected cell company limited by shares organized under the laws of the Island of Guernsey (“PCC”), acting for and on behalf of the Soar Cell, Triana Capital S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Triana”), AI Pearl (Netherlands) B.V., a private limited company (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Pearl Holding Seller”), Perrigo Ireland 7 DAC, a company duly organized and validly existing under the laws of the Republic of Ireland (“Pearl Ireland”, and together with PCC, Triana and Pearl Holding Seller, each a “Seller” and collectively, the “Sellers”), AI Soar (Netherlands) BV, a (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Somar Holding Company”), Química y Farmacia S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“Quifa”), PDM Acondifarma S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“PDM”), Gelcaps Exportadora de México S.A. de C.V., a sociedad anónima de capital variable duly organized and validly existing under the laws of Mexico (“Gelcaps”, and together with Quifa and PDM, “Pearl Mexico”) and Grupo Farmacéutico Somar S.A.P.I. de C.V., a sociedad anónima promotora de inversión de capital variable organized under the laws of Mexico (“Somar” and together with Somar Holding Company and Pearl Mexico, “Grupo Somar” or the “Targets”) (the transactions contemplated by the SPA, the “Acquisition”).

In connection with the Acquisition, on October 11, 2022, the Company and certain of its subsidiaries entered into a credit agreement with Bank of New York Mellon, as administrative and collateral agent, BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as the joint lead arrangers and bookrunners, and the lenders from time to time party thereto (the "Bridge Facility") to finance the cash portion of the purchase price of the Acquisition, to pay fees and expenses related to the Bridge Facility, to prepay, refinance and/or redeem certain existing indebtedness at the closing of the Acquisition (the “Closing”), and to the extent any proceeds remain after applying to the foregoing, to use for working capital and other general corporate purposes. Any borrowing under the Bridge Facility (the “Bridge Loan”), which shall occur on the date of the Closing, will accrue interest at a rate of Term SOFR (as defined in the Bridge Facility) plus a spread between 5.00% and 7.25%% determined according to the time period any such borrowing is outstanding and the Company’s credit rating, and will mature 12 months after the date of borrowing. The Bridge Facility is guaranteed by certain existing and future direct and indirect material subsidiaries of the Company and will be guaranteed by certain of the Targets and their subsidiaries upon the Closing. The Bridge Facility will also be secured by a pledge of all issued and outstanding shares of capital stock of certain of the Targets and their subsidiaries upon the Closing.

Pursuant to the Bridge Facility, the Company and the guarantors thereunder are subject to customary affirmative, negative and financial covenants which, among other things, (i) restrict, subject to certain exceptions, the Company’s and the guarantors’ ability to incur debt or grant liens, sell or transfer title to operating assets, pay dividends and distributions, engage in mergers and consolidations, guarantee, indemnify or assume the liabilities of third parties, engage in certain transactions with affiliates; change lines of business, or amend organizational documents; and (ii) require the Company to maintain a minimum consolidated interest coverage ratio of 3.0x EBITDA at all times, and a maximum consolidated leverage ratio of 4.25x to 4.75x EBITDA, according to the time period any Bridge Loan has been outstanding, calculated on an annual basis. Additionally, the Bridge Loan may be prepaid by the Company or refinanced at any time, without penalty. The Company must prepay the Bridge Loan with, (i) subject to certain exceptions, all proceeds from asset sales or the incurrence of debt by the Company and its subsidiaries, and (ii) 75% of net cash proceeds from any issuances of equity or equity-like instruments by the Company or any of its subsidiaries.

As previously reported, on November 12, 2021, the Company closed a private placement offering of $115 million aggregate principal amount of 4.75% guaranteed senior notes due November 12, 2031 (the “Senior Notes”) issued by Procaps, S.A., the Company's subsidiary, pursuant to a note purchase agreement (as subsequently amended prior to the NPA Amendment (as defined below), the “NPA”) entered into on November 5, 2021 with The Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company Inc. (collectively, the “Noteholders”). The Senior Notes are the senior unsecured obligations of Procaps, S.A. and unconditionally guaranteed by the Company and the following subsidiaries: Crynssen Pharma Group Limited, C.I. Procaps, S.A., Diabetrics Healthcare S.A.S., Pharmayect S.A., Procaps, S.A. de C.V., Biokemical, S.A. de C.V., Colbras Indústria e Comércio Ltda., and Sofgen Pharmaceuticals LLC.

In connection with the Acquisition and the Bridge Facility, at Closing the Company intends to prepay in full the aggregate principal amount of the Senior Notes, together with interest accrued thereon to the date of such prepayment and the make-whole amount determined for the date of such prepayment pursuant to the NPA (the “Notes Payoff”).

The Company previously expected that the Closing would occur on October 14, 2022 (the “Scheduled Closing and Prepayment Date”), and accordingly, pursuant to the requirements of the NPA, delivered advance notice to the Noteholders on October 11, 2022, of the Notes Payoff to occur on the Scheduled Closing and Prepayment Date.

On October 13, 2022, the Company was informed by the Sellers, and the Company subsequently informed the Noteholders, that the Sellers would not consummate the Acquisition on the Scheduled Closing and Prepayment Date due to the purported incomplete satisfaction of the closing conditions under the SPA, which relate to the Sellers and are unrelated to the Company. As a result of the delay in Closing, the expected borrowing under the Bridge Facility did not occur, and the Company was unable to complete the Notes Payoff on the Scheduled Closing and Prepayment Date, which technically constituted an event of default under the NPA (the “Technical Default”). The Noteholders informed the Company that they would not exercise any rights or remedies under the NPA due to the Technical Default pending entry into an amendment to the NPA formally waiving the Technical Default, and the Company and the Noteholders executed temporary waivers in connection therewith. On November 1, 2022, the Company and the Noteholders entered into an amendment to the NPA (the “NPA Amendment”) formally waiving the Technical Default effective as of the Scheduled Closing and Prepayment Date. The NPA Amendment also (i) provides the Company the ability, until November 30, 2022, to prepay the Senior Notes with two business days’ notice, (ii) provides that the make-whole amount under the NPA shall in no case be less than US$1,488,204.60, and (iii) provides that, if the Notes Payoff does not occur on or prior to November 30, 2022, a waiver fee of 3.75% per annum on the outstanding principal amount of Senior Notes outstanding shall (a) accrue from (and including) October 14, 2022 and (b) be payable to the Noteholders on the 12th day of February, May, August and November in each year (commencing on February 12, 2023), on the maturity date of such Senior Note and on each other date on which interest on such Senior Note is due and payable in accordance with the terms of the NPA and such Senior Note.

The Company expects that the Closing will occur in the fourth quarter of 2022, subject to closing conditions.

The Company announces material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on the Company’s website, press releases, public conference calls and webcasts. The information disclosed by the foregoing channels could be deemed to be material information. As such, the Company encourages investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

The foregoing descriptions of the NPA, the NPA Amendment and the Bridge Facility are qualified in their entirety by reference to the full text of such documents, copies of which are included as Exhibits 4.1, 4.2, 4.3, 4.4 and 10.1 to this Current Report on Form 6-K, and are incorporated by reference into the Registration Statement on Form F-1 (File No. 333-261366).

Forward-Looking Statements

This Form 6-K contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information; expectations related to the Company becoming one of the fastest growing pharmaceutical organizations in Latin America; expectations related to the closing of the acquisition and timing; expectations related the consideration to be paid for the acquisition of Grupo Somar; expectation regarding Grupo Somar’s continued growth; expectations regarding the added value of the acquisition of Group Somar to the Company’s shareholders and anticipated long-term double-digit earnings accretion; expectations related to synergies, accelerated growth in the Mexican market and cross-selling cost efficiencies; and anticipated integration costs and synergies from the consolidation of Grupo Somar. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of the Company are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Form 6-K, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. We cannot assure you that the forward-looking statements in this form 6-K will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID-19 and other potential future pandemics on the Company’s business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in the Company’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as the Company’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Exhibit Index

Exhibit Number	Exhibit Title
4.1*	Note Purchase and Guarantee Agreement, dated November 5, 2021 by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company.
4.2	First Amendment to Note Purchase and Guarantee Agreement, dated as of January 12, 2022, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company.
4.3	Second Amendment to Note Purchase and Guarantee Agreement, dated as of February 28, 2022, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company.
4.4	Waiver and Third Amendment to Note Purchase and Guarantee Agreement, dated as of November 1, 2022, by and among Procaps S.A., Procaps Group, S.A., the subsidiary guarantors listed on Annex A thereto, Prudential Insurance Company of America, Prudential Annuities Life Assurance Corporation, Healthspring Life & Health Insurance Company, Inc. and Cigna Health and Life Insurance Company.
10.1*

Credit Agreement entered into as of October 11, 2022, by and among the Company, each guarantor from time to time party thereto, each lender from time to time party thereto, The Bank of New York Mellon, as administrative agent and collateral agent for the lenders, and BofA Securities, Inc., JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as the joint lead arrangers and bookrunners.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ Ruben Minski
Name:	Ruben Minski
Title:	Chief Executive Officer

Dated: November 4, 2022